Accelerated Pharma, Inc.

36 Church Lane
Westport, Connecticut 06880

Application for Withdrawal of Registration Statement

August 23, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Registration Statement on Form S-1

Filed on July 12, 2017

File No. 333-214048

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), Accelerated Pharma, Inc.(the “Company”) hereby requests the withdrawal of the Company’s registration statement on Form S-1, the most recent amendment of which was filed with the United States Securities and Exchange Commission (the “SEC”) on July 12, 2017. The Company requests the withdrawal of the registration statement because the Company has decided not to proceed with this underwritten offering. The registration statement has not been declared effective and no shares of the Company’s common stock or other securities have been sold under the registration statement.

The Company requests that, in accordance with Rule 457(p) under the Act, all fees paid to the SEC in connection with the filing of the registration statement be credited for future use.

If you have any questions with respect to this matter, please call the Office of Richard Rubin, at 917-957-9092. Thank you for your assistance in this matter.

Respectfully submitted,

/s/: Michael Fonstein, PhD.

Michael Fonstein, CEO